Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 22 DATED NOVEMBER 16, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 14, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated December 14, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 15, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

As of October 31, 2023, the properties detailed below, held by Fundrise Growth eREIT VII, LLC (the “Company,” “we,” or “us”), have reached or surpassed the following development milestones, as described below.

Homestead Estates Controlled Subsidiary - Elgin, TX

On March 31, 2021, we made an additional investment through our “majority-owned subsidiary”, Home Rent 2, LLC. Together with an affiliate, we paid an initial purchase price of approximately $2,006,000 (the “Homestead Estates Investment”). We anticipated acquiring up to forty (40) single-family homes generally located at County Line Road and Speculator Lane in Elgin, TX (the “Homestead Estates Property”). More details of the acquisition can be found here.

In December 2021, an opportunity arose to increase our investment in the development of the community, allowing us to incrementally increase the planned number of single-family homes from forty (40) to eighty (80) homes.

As of October 31, 2023, the Homestead Estates Property has reached a major development milestone, 100% of the total planned community homes have been fully delivered with an occupancy rate of 93.6%. The total investment amount in the Homestead Estates Property is approximately $20,890,000, which is comprised of a $557,000 investment by the Fundrise Growth VII eREIT and $5,010,000 by the Fundrise Real Estate Interval Fund, LLC, along with $15,320,000 in long-term financing.

Bluejay Commons Controlled Subsidiary – Rincon, GA

On July 13, 2023, we directly acquired ownership of a “majority-owned subsidiary”, FR - Bluejay Commons, LLC (the “Bluejay Commons Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $2,355,035 (the “Bluejay Commons Investment”). The Bluejay Commons Controlled Subsidiary anticipated acquiring up to one hundred twenty-four (124) single-family detached homes generally located off of Blue Jay Road in Rincon, GA (the “Bluejay Commons Property”). More details of the acquisition can be found here.

As of October 31, 2023, the Bluejay Commons Property has reached a major development milestone, forty-four (44) single-family detached homes, or 35.5% of the total planned community homes, have been delivered with an occupancy rate of 48.8%.

Liberty Grove Controlled Subsidiary - Locust Grove, GA

On July 22, 2021, we directly acquired ownership of a “majority-owned subsidiary”, FR - Liberty Grove LLC (the “Liberty Grove Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $1,721,000 (the “Liberty Grove Investment”). The Liberty Grove Controlled Subsidiary anticipated acquiring up to sixty (60) single-family detached homes generally located at Theberton Trail and Dunniston Dr in Locust Grove, GA (the “Liberty Grove Property”). More details of the acquisition can be found here.

As of October 31, 2023, the Liberty Grove Property has reached a major development milestone, 100% of the total planned community homes have been fully delivered with an occupancy rate of 91.5%. The total investment amount in the Liberty Grove Controlled Subsidiary is approximately $15,164,000, which is comprised of a $582,000 investment by the Fundrise Growth VII eREIT and $5,240,000 by the Fundrise Real Estate Interval Fund, LLC, along with $9,342,000 in long-term financing.

Beall Controlled Subsidiary - Denton, TX

On June 21, 2022, we directly acquired ownership of a “majority-owned subsidiary”, FR - Beall, LLC (the “Beall Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $65.3 million (the “Beall Investment”). The Beall Controlled Subsidiary anticipated acquiring up to one hundred eighty-eight (188) single-family townhomes generally located off of Beall Street in Denton, TX (the Beall Property”). More details of the acquisition can be found here.

As of October 31, 2023, the Beall Property has reached a major development milestone, 100% of the total planned community homes have been fully delivered with an occupancy rate of 97.9%. The total investment amount in the Beall Controlled Subsidiary is approximately $72,380,000, which is comprised of a $2,443,000 investment by the Fundrise Growth VII eREIT and $21,984,000 by the Fundrise Real Estate Interval Fund, LLC, along with $47,953,000 in long-term financing.